UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

preREO LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-11555

State of Organization: Delaware

IRS EIN: 84-2915395

440 S. LaSalle Street, Suite 1110

Chicago, IL 60605

 (866) 247-8326

Item 1: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

For the 6 months beginning January 1, 2022, and ending June 30, 2022, (the “Operating Period”), the Company generated $122,720 in revenue. Operating losses over the Operating Period totaled $863,060 and were primarily driven by personnel expenses of $440,796 and professional fees of $377,915.

As of June 30, 2022, the Company had assets totaling $340,709 on the balance sheet. Members’ deficit of $1,113,104 is primarily a result of liabilities in excess of assets, specifically amounts due to related parties of $1,284,745.

Liquidity and Capital Resources

Our offering statement on Form 1-A, pursuant to which we offered to sell up to $75,000,000 of Class A interests, was declared effective by the Securities and Exchange Commission on September 14, 2021. We subsequently amended the offering statement to raise the preferred return to investors from 7% to 9%, which amendment was declared effective by the Securities and Exchange Commission on September 1, 2022. As of June 30, 2022, we have raised $787,376 in Class A interests.

To provide more “liquidity” – meaning cash – we might borrow money from banks or other lenders, secured by Mortgage Loans and REO Properties.

The Company does not currently have any capital commitments. Should we need more capital for any reason, we could either sell more Class A interests or sell other classes of securities. In selling Class A interests or other securities, we might be constrained by the securities laws. For example, we are not allowed to sell more than $75,000,000 of securities using Regulation A during any period of 12 months.

Trend Information

Because the Company is a new business, management has not identified any significant recent trends in the Company’s performance. As of the date of this filing, management is not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the Company’s reported financial information not necessarily to be indicative of future operating results or financial condition, other than the COVID-19 pandemic and industry-specific risk factors.

Item 2: Other Information

On May 6, 2022, the Company appointed Majed Qminacci to be the Chief Financial Officer, replacing Charles Halko who is no longer employed by the Company. After the Operating Period covered by this Report, Jorge Newbery has since taken over the position of Chief Financial Officer.

Also after the Operating Period covered in this Report, Michael Harris was replaced as President of the Company by Chris Pummill on July 25, 2022.

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Item 3: Financial Statements

PREREO LLC

Balance Sheet

As of June 30, 2022

Total
ASSETS
Current Assets
Bank Accounts
53 Bank-Operating-2004	$(725.83)
Total Bank Accounts	(725.83)
Accounts Receivable
Accounts Receivable (A/R)	38,773.02
Investor Receivables	(159.45)
Total Accounts Receivable	38,613.57
Other Current Assets
Prepaid Expenses	21,306.25
Total Other Current Assets	21,306.25
Total Current Assets	59,193.99
Fixed Assets
Fixed Asset Software	281,515.00
Accumulated Depreciation	0.00
Total Fixed Assets	281,515.00
TOTAL ASSETS	$340,708.99

LIABILITIES AND EQUITY
Liabilities
Current Liabilities
Accounts Payable
Accounts Payable (A/P)	$136,840.82
Total Accounts Payable	136,840.82
Credit Cards
Amex-51009 preREO	45,214.94
Total Credit Cards	45,214.94
Other Current Liabilities
Accrued Expenses	(12,987.57)
Accrued Payroll	0.00
Due to 2015A+	28,835.42
Due to AHPS	1,255,909.44
Due to AHP LLC	0.00
Total Other Current Liabilities	1,271,757.29
Total Current Liabilities	1,453,813.05
Total Liabilities	1,453,813.05
Equity
Owner's Investment	337,105.60
Retained Earnings	(1,313,717.39)
Investor Capital - Class A	774,086.91
Investor Reinvestments - Class A	13,289.01
Investor Returns - Class A	(18,325.34)
Investor Redemptions - Class A	(42,483.05)
Net Income	(863,059.80)
Total Equity	(1,113,104.06)
TOTAL LIABILITIES AND EQUITY	$340,708.99

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PREREO LLC

Profit and Loss

January - June, 2022

Total
Income
Fee Income	28,349.87
Royalty Fee Income	36,926.25
Conference Fee Income	660.57
Referral fee Income	56,782.92
Total Income	$122,719.61
Gross Profit	$122,719.61
Expenses
Payroll Expense	430,245.69
Health Insurance Expense	10,550.45
Bank Charges & Fees	963.22
Taxes & Licenses	519.99
Other Business Expenses	17,676.00
Office Supplies & Software	20.09
Legal & Professional Services	263,984.21
Technology Fee	46,573.39
Telephone & Data Expens	3,484.66
Travel	15,803.00
Meals & Entertainment	2,390.12
Advertising & Marketing	113,931.20
Interest Expense	53,196.20
Contractors	17,653.13
Uncategorized Expense	8,788.06
Total Expenses	$985,779.41
Net Operating Income	$(863,059.80)
Net Income	$(863,059.80)

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Item 4: Exhibits

Exhibit 1A-2A	Certificate of Formation of the Company filed with the Delaware Secretary of State on August 7, 2019 *
Exhibit 1A-2B	First Amended and Restated Limited Liability Company Agreement dated June 1, 2021 *
Exhibit 1A-2C	Authorizing Resolution dated June 1, 2021 *

*Filed previously

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Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on September 30, 2022.

preREO LLC

By: /s/ Jorge Newbery___________________
Jorge Newbery, Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Jorge Newbery_______________________________

Jorge Newbery, Chief Financial Officer

September 30, 2022

/s/ Jorge Newbery_______________________________

Jorge Newbery, Chief Executive Officer

September 30, 2022

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